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                                                                     EXHIBIT 8.2

                      [HOGAN & HARTSON L.L.P. LETTERHEAD]

                                         , 1995

Ceridian Corporation
8100 34th Avenue South
Minneapolis, Minnesota 55425

Dear Sirs/Madam:

    You have requested that we render to you our opinion that neither Ceridian Corporation ("Parent"), Convoy Acquisition Corp. ("Sub") nor Comdata Holdings Corporation ("Company") will recognize gain or loss for Federal income tax purposes as a result of the proposed transaction in which Sub, a wholly-owned subsidiary of Parent, will be merged with and into Company.

    In connection with the preparation of this opinion, we have examined and relied upon the Agreement and Plan of Merger (including the exhibits thereto) (the "Agreement") by and among Parent, Sub and Company and the Schedule 14A Information filed with the Securities Exchange Commission by Parent and Company.(1)

    In rendering the opinions set forth hereinafter, we have assumed the accuracy of all information contained in each of these documents, and we have also assumed the accuracy of all copies, and the genuineness of all signatures thereof. We have not attempted to verify independently the accuracy of any information in these documents.

                            THE PROPOSED TRANSACTION

    Based solely upon our review of the above described documents, and upon such information as Parent, Sub and Company have provided to us (which we have not attempted to verify in any respect), and in reliance upon such documents and information, we understand that the proposed transaction and the relevant facts with respect thereto are as follows:

    Parent is the common parent of an affiliated group of corporations. Parent's business is divided into two industry segments--Information Services and Defense Electronics. The Information Services segment consists of Employer Services and Arbitron. These businesses collect, manage and analyze data on behalf of customers and report information resulting from that process to customers. Employer Services offers a broad range of services designed to help employers manage their work forces more effectively, including payroll processing, payroll tax filing and training services; human resource management, benefits administration and skills management software; and employee assistance programs. Arbitron is the leading provider (in terms of revenue and market share) of radio audience measurement information, and also provides electronic media and marketing information to broadcasters, advertising agencies and advertisers. The Defense Electronics segment, consisting of Computing Devices International, develops, manufactures and markets electronic systems, subsystems and components, and provides systems integration and other services primarily to government defense agencies.

    Company is a leading provider of transaction processing services to the trucking and gaming industries. Company provides funds transfer, regulatory permit and other services to trucking companies and numerous truck stops and other locations. Other trucking company services include debit card issuance and authorization, telephone services and backhaul information, all of which make use of the information processing or telecommunications capabilities of Company's proprietary computerized telecommunications network. Company also provides cash advance services to the gaming industry using credit cards and debit services

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(1)   All capitalized terms used herein and not otherwise defined shall have the same meaning as they have in the Agreement and the exhibits thereto.
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employing automated  teller  machines  and similar  devices.  Company  uses  its network to provide a system by which individuals may use MasterCard, VISA and Discover credit cards or their bank automatic teller machine card to obtain cash in casinos, racetracks and other gaming locations.

    Because it is believed that the businesses of Parent and Company would be complementary, it is proposed that Parent acquire Company. In order to accomplish this, it is proposed that Parent form Sub under the laws of Delaware as a wholly-owned subsidiary. Subsequently, pursuant to the Agreement and the law of the State of Delaware, Sub will merge with and into Company (the "Merger"). Sub's separate corporate existence will cease and Company will be the surviving corporation ("Surviving Corporation"). As the surviving corporation, Company will succeed to all of the rights and obligations of Sub.

    By virtue of the Merger, each issued and outstanding share of Company Common Stock (other than shares to be canceled) will be converted into the right to receive .570 of a share (the "Exchange Ratio") of the Common Stock of Parent. All shares of Company Common Stock that are (i) held by the Company as treasury shares or (ii) owned by Parent or any wholly-owned Subsidiary of Parent, will be canceled and retired and cease to exist, and no securities of Parent or other consideration will be delivered in exchange therefor. Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time of the Merger will be converted into and become one fully paid and nonassessable share of Surviving Corporation Common Stock.

    At the Effective Time of the Merger, each of the Company Stock Options which is outstanding immediately prior to the Effective Time will be assumed by Parent and converted automatically into an option to purchase shares of Parent Common Stock (a "New Option") in an amount and at an exercise price determined as follows: (i) the number of shares of Parent Common Stock to be subject to the new Option will be equal to the product of the number of shares of Company Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication will be rounded to the nearest share; and (2) the exercise price per share of Parent Common Stock under the New Option will be equal to the exercise price per share of Company Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price will be rounded to the nearest cent.


    Certificates for fractions of shares of Parent Common Stock will not be issued. In lieu of a fraction of a share of Parent Common Stock, each holder of Company Stock otherwise entitled to a fraction of a share of Parent Common Stock will be entitled to receive an amount of cash equal to such holder's proportionate interest, determined by multiplying the fractional interest to which such holder would otherwise be entitled and the average of per share closing prices of Parent Common Stock on the New York Stock Exchange for the five trading days immediately preceding the Effective Time.


    The holders of Dissenting Shares, if any, shall be entitled to payment by the Surviving Corporation of the appraised value of such shares to the extent permitted by and in accordance with Delaware law.

    It is intended that the proposed merger of Sub with and into Company qualifies as a reorganization under section 368(a) of the Code and Reboul, MacMurray, Hewitt, Maynard & Kristol will render an opinion to Parent and Company that the proposed merger will so qualify. We specifically are not rendering an opinion as to whether the Merger will qualify as a reorganization.

                    OPINION--FEDERAL INCOME TAX CONSEQUENCES

    1. If the proposed merger qualifies as a reorganization under section 368(a) of the Code, it is our opinion that for Federal income tax purposes the following will result:

        (a) No gain or loss will be recognized by Sub on the transfer of substantially all of its assets to Company in exchange for Company Stock and the assumption of Sub's liabilities by Company (section 361(a) and 357(a)).

        (b) No gain or loss will be recognized to Company upon the receipt of the assets of Sub in exchange for Company stock (section 1032(a)).

        (c) No gain or loss will be recognized to Parent upon receipt of stock of Company solely in exchange for stock of Sub (section 354(a)(1)).
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    2.    If the  proposed merger  does  not qualify  as a  reorganization under section 368(a) of the Code, the formation of Sub and the Merger will be disregarded. The transaction will instead be treated as a sale by the shareholders of Company of their Company Stock to Parent in exchange for Parent Stock and no gain or loss will be recognized by Parent, Sub or Company (Rev. Rul. 73-427, 1973-2 C.B. 301, Rev. Rul. 78-250, 1978-1 C.B. 83 and Rev. Rul.
90-95, 1990-2 C.B. 67).


    Our opinions set forth herein are based upon the description of the contemplated transactions as set forth above in the section captioned "The Proposed Transaction" and upon the information set forth in the Agreement and the Schedule 14A Information. If the actual facts relating to any aspect of the transactions differ from this description in any material respect, our opinion may become inapplicable. Further, our opinion is based upon the Code and the relevant Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable law or regulations, or if there is any new administrative or judicial interpretations of the law or regulations, our opinion may become inapplicable.


                                          Sincerely yours,
                                          Hogan & Hartson L.L.P.